Exhibit 99.1
For Immediate Release
January 14, 2008
SAP Announces 2007 Preliminary Results
Company Reports Record Software and Software Related Service Revenues
Very Strong Performance from Established Business
Double Digit Growth in all Regions
     WALLDORF — January 14, 2008 — SAP AG (NYSE: SAP) announced today that after a preliminary review of its 2007 fourth quarter results, it expects fourth quarter software and software related service revenues1 to be approximately €2.48 billion (2006: €2.20 billion), representing an increase of around 13% (around 17% at constant currencies2) compared to the fourth quarter of 2006. Full-year 2007 software and software related service revenues1 are expected to be approximately €7.44 billion (2006: €6.61 billion), representing an increase of around 13% (around 17% at constant currencies2) compared to the full-year 2006. The Company’s full-year software and software related service revenue growth at constant currencies exceeded its previously published outlook.
     SAP turned in another year of very strong share gains. Based on 2007 preliminary software and software related service revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors3, which account for approximately $36.7 billion in software and software related service revenues as defined by the Company based on industry analyst research, is expected to be around 28.5% for the four quarter period ended December 31, 2007 compared to 27.0% for the four quarter period ended September 30, 2007, and 24.5% for the four quarter period ended December 31, 2006, representing a year-over-year share gain of 4.0 percentage points.
     The strong performance in the fourth quarter represents the 16th consecutive quarter of double digit growth in software and software related service revenues at constant currencies2. It resulted from a well-balanced contribution from all regions and solid performances from SAP’s traditional as well as its focus industries.

SAP Announces 2007 Preliminary Results

     Fourth quarter 2007 software revenues1 are expected to be approximately €1.41 billion (2006: €1.24 billion), representing an increase of around 14% (around 18% at constant currencies2) compared to the fourth quarter of 2006. Full-year 2007 software revenues1 are expected to be approximately €3.40 billion (2006: €3.00 billion), representing an increase of around 13% (around 18% at constant currencies2) compared to the full-year 2006. This represents the strongest constant currency increase in software revenue since 2000.
     Total revenues1 for the fourth quarter of 2007 are expected to be approximately €3.25 billion (2006: €2.95 billion), which is an increase of around 10% (around 14% at constant currencies2) compared to the fourth quarter of 2006. Total revenues1 for the full-year 2007 are expected to be approximately €10.26 billion (2006: €9.40 billion), which is an increase of around 9% (around 13% at constant currencies2) compared to the full-year 2006.
     Despite negative currency effects of approximately 30 basis points, SAP expects its full-year 2007 operating margin to be around 26.5% (2006: 27.3%) which is in the middle of the previously published outlook range. The 2007 operating margin was mainly impacted by accelerated investments to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket as announced by the Company at the beginning of the year. Excluding these investments, SAP’s operating margin for 2007 would have been approximately 120 basis points higher. This result demonstrates the underlying margin strength of SAP’s established business.
     SAP will provide further details of its 2007 preliminary results and outlook for the full-year 2008 on January 30th.
     Regional Performance

SAP Announces 2007 Preliminary Results

     In the Americas region, software and software related service revenues1 for the fourth quarter of 2007 are expected to be approximately €0.78 billion, which represents an increase of around 7% (around 16% at constant currencies2). For the full-year of 2007, software and software related service revenues1 in the Americas region are expected to be approximately €2.50 billion, which is an increase of around 9% (around 18% at constant currencies2).
     In the EMEA region, software and software related service revenues1 for the fourth quarter of 2007 are expected to be approximately €1.40 billion, which represents an increase of around 13% (around 14% at constant currencies2). For the full-year of 2007, software and software related service revenues1 in the EMEA region are expected to be approximately €3.98 billion, which is an increase of around 13% (around 14% at constant currencies2).
     In the Asia Pacific Japan region, software and software related service revenues1 for the fourth quarter of 2007 are expected to be approximately €0.30 billion, which represents an increase of around 27% (around 32% at constant currencies2). For the full-year of 2007, software and software related service revenues1 in the Asia Pacific Japan region are expected to be approximately €0.96 billion, which is an increase of around 19% (around 24% at constant currencies2).
About SAP
SAP is the world’s leading provider of business software*. More than 43,400 customers in more than 120 countries run SAP® applications—from distinct solutions addressing the needs of small and midsize enterprises to suite offerings for global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP software helps enterprises of all sizes around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP solution portfolios support the unique business processes of more than 25 industries, including high tech, retail, financial services, healthcare and the public sector. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software as comprising enterprise resource planning and related applications such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.
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SAP Announces 2007 Preliminary Results

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Footnotes
1) Under US GAAP SAP is required to present its results of discontinued operations (TomorrowNow) separately from its results from continuing operations. The preliminary figures contained in this release include results of both continuing and discontinued operations as a single line item. Separate presentation will be included in SAP’s release on January 30. Software and software related service as well as total revenues (for the fourth quarter and the full year 2007) in the aggregate and per region are not expected to decrease (by more than €15 million) after excluding discontinued operations. SAP’s operating margin for 2007 is expected to be higher by 0.3 percentage points (2006: lower by 0.1 percentage points) than reported in this press release after separation of discontinued operations.
2) Non-GAAP Measures
This press release may disclose certain financial measures, such as constant currency period-over-period changes, in revenue and operating income (as well as those described in footnote 1 above), that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures are reconciled to the nearest U.S. GAAP measure in this press release.

SAP Announces 2007 Preliminary Results

CONSTANT CURRENCY PERIOD-OVER-PERIOD CHANGES
We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this press release to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
3) Core Enterprise Applications Vendor Share
Beginning in the first quarter of 2007, the Company began using software and software related service revenues for defining Core Enterprise Application Vendor Share because the Company believes that this is the most important indicator for vendor share oriented analysis with the realignment of its income statement structure. Prior to the first quarter of 2007, the Company had been using software revenues for defining Core Enterprise Application Vendor Share.
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $36.7 billion in software and software related service revenues as defined by the Company based on industry analyst research. For 2007, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 25) of Core Enterprise Application vendors.